

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Xiaofeng Ma
Chief Executive Officer
ATA Creativity Global
c/o 1/F East Gate, Building No. 2, Jian Wai Soho
No. 39 Dong San Huan Zhong Road
Chao Yang District, Beijing 100022
People's Republic of China

      Re: ATA Creativity Global
          Registration Statement on Form F-3
          Filed April 13, 2021
          File No. 333-255195

Dear Mr. Ma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services